Robert H. Cohen
212-801-6907
CohenR@gtlaw.com
December 27, 2005

VIA EDGAR TRANSMISSION
Andrew Schoeffler, Esq.
Chris Edwards, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop: 7010

Re:	Re: Xethanol Corporation
Amendment No. 3 to Registration Statement
on Form SB-2 (File No. 333-129191)

Ladies and Gentlemen:

On behalf of Xethanol Corporation, a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Registrant’s Registration Statement on Form SB-2 (No. 333-129191), originally filed with the Commission on October 21, 2005, as amended by Amendment No. 1 thereto, filed on December 6, 2005 and Amendment No. 2 thereto (“Amendment No. 2”), filed on December 19, 2005 (collectively, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith, for the registration under the Securities Act of the offer and resale of up to 19,765,603 shares of the Registrant’s common stock, par value $.001 per share (the “Common Stock”).

Amendment No. 3 responds to the comments heretofore received from the Commission’s staff (the “staff”) by a letter dated December 21, 2005 (the “Comment Letter”) with respect to the Registration Statement. For the staff’s convenience, the staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated in each response the new page numbers on which the beginning of such revised text now appears in Amendment No. 3. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

The Registrant notes that an aggregate filing fee of $11,500.74 was paid by the Registrant in two payments. On October 21, 2005, the Registrant paid $10,918.59 and on December 19, 2005, the Registrant paid an additional $582.15, each by wire transfer to the Commission’s depository account maintained at Mellon Bank N.A. (Receiving Bank ABA No. 04300261) in connection with the filing of the Registration Statement and Amendment No. 2, respectively, with the Commission on such dates.

Three courtesy copies of Amendment No. 3, marked to show changes made to Amendment No. 2 as filed with the Commission on December 19, 2005, together with three hardcopies of this letter, are concurrently being provided to the staff via overnight courier to the attention of Andrew Schoeffler, Esq., Staff Attorney.

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 27, 2005

The Comment Letter

Registration Statement on Form SB-2

Selling Stockholders, page 45

1.	Please revise footnote 16 to the selling stockholders table to identify Brookstreet Securities Corporation as an underwriter.

The Registrant has revised the referenced disclosure, as requested.

2.
We read your response to comment 3 of our letter dated December 14, 2005. It appears that Mr. Schutz beneficially owns 844,510 shares prior to your offering and that he is registering 284,922 shares in your offering. As a result, it appears that Mr. Schutz will beneficially own 559,588 shares after your offering. Please revise accordingly. In addition, please revise the selling stockholders as a group line item accordingly.

The Registrant respectfully submits that the number of shares being registered by Jed Schutz and the number of shares Mr. Schutz will beneficially own following the offering are stated correctly in the beneficial ownership table. As the Registrant indicated in Footnote 61, Mr. Schutz is the beneficial owner of an aggregate of 429,585 shares of common stock, and 132,427 shares of common stock issuable upon the exercise of outstanding warrants. Of the 429,585 shares of common stock Mr. Schutz beneficially owns (not including warrant shares), only 284,922 are being registered under this Registration Statement because the remaining 144,663 are currently freely tradable. Accordingly, the Registrant is registering for Mr. Schutz, the 284,922 shares of common stock and the 132,427 shares issuable upon the exercise of warrants, totaling an aggregate of 417,349 shares of common stock. As the beneficial ownership table assumes all shares being registered are being sold, following the offering Mr. Schutz remains the beneficial owner of the 144,663 shares of common stock which are not being registered in this Registration Statement. Accordingly, the Registrant submits that no change to the disclosure is necessary and respectfully requests the staff withdraw this comment.

Plan of Distribution, page 58

3.	Please revise to identify Brookstreet Securities Corporation as an underwriter.

The Registrant has revised the referenced disclosure, as requested.

Item 26. Recent Sales of Unregistered Securities, page II-1

4.
We read your response to comment 6 from our letter dated December 14, 2005. Please describe in greater detail the basis for the stated exemption. Please also describe the facts upon which you relied to make the exemption available. For example, were all option recipients accredited investors, as that term is defined in Regulation D.

The Registrant has revised the referenced disclosure, as requested.

*   *   *   *

Andrew Schoeffler, Esq.
Chris Edwards, Esq.
December 27, 2005

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 3, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Robert H. Cohen

Robert H. Cohen

cc:  Christopher d'Arnaud Taylor
Lawrence Bellone
Jonathan Cope
Steven G. Martin
Fred Starker